                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            0-27314
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-Q __ Form N-SAR
                                                     -
                 For Period Ended: September 30,1996


                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                          CITYSCAPE FINANCIAL CORP.
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Full Name of Registrant

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Former Name if Applicable

                               565 TAXTER ROAD
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Address of Principal Executive Office (STREET AND NUMBER)

                        ELMSFORD, NEW YORK  10523-5200
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this
 -               form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
 -               report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

      The Registrant was unable to resolve certain tax accounting issues with respect to the Registrant's acquisitions during the second quarter of 1996 of J&J Securities Limited and Heritable Group Limited.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Tim S. Ledwick                (914)              592-6677
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __ No
         -

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?  X  Yes   __ No
                                     -
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The Registrant anticipates that its Report on Form 10-Q for the quarterly period ended September 30, 1996 will reflect third quarter net earnings of approximately $14.8 million or $0.44 per fully diluted share, as compared to $3.8 million or $0.17 per share for the comparable period in 1995. This growth in net earnings is due primarily to the increased revenues resulting from an increase in US and UK loan origination and purchase volume and volume of loans sold during the three months ended September 30, 1996.



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                           CITYSCAPE FINANCIAL CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                    CITYSCAPE FINANCIAL CORP.

Date  November 14, 1996             By /s/ Tim S. Ledwick
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                                       Tim S. Ledwick, Chief Financial Officer